Micrel, Inc. 2180 Fortune Dr. San Jose, CA 95131	TEL (408) 944-0800 FAX (408) 474-1077
September 13, 2012
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Amanda Ravitz, Assistant Director
Geoff Kruczek, Reviewing Attorney
Joseph McCann, Staff Attorney

Re:	Micrel, Incorporated
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
File No. 001-34020

Dear Ladies and Gentlemen:
The following is in response to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Micrel, Incorporated (the “Company”, “Micrel”, “we” or “us”) dated August 24, 2012. Your comments are included for reference, along with the Company's response to those comments.
Item 11. Executive Compensation, page 45

1.
Please tell us, and revise future filings to disclose, how you determined the form and amount of equity awards disclosed in the summary compensation table. For example, you refer on page 39 of your definitive proxy statement to “guidelines,” “Peer Group data” and tenure with the company as factors. You also refer on pages 36-37 of your definitive proxy statement to an allocation based on benchmarking information and “job level” as factors influencing the amount of equity awarded. It is unclear, however, how these factors relate to the equity awards you disclose, including the reasons for the significant increase in option awards and the grants of restricted stock to each NEO except your chief executive when it appears that form of equity had not been awarded for at least the last three years.

September 13, 2012

In response to the Staff's comment, the Company respectfully advises the Staff that the stock option grants made to the Company's continuing executives Messrs. Zinn, Wallin and Gandenberger on February 16, 2011 were made as part of the Company's annual long-term equity incentive award program. The amount of the awards were determined by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) following its review of Radford survey data for companies having annual revenues between $200 million and $500 million and semiconductor companies having annual revenues between $200 million and $1 billion. Each of the annual grants for these named executive officers was at approximately the 50th percentile of the Radford survey data based on the number of shares underlying options the participants in the Radford surveys had granted to similarly situated executives.
The primary reason for the increase in value of option awards from 2010 to 2011 for Messrs. Gandenberger and Zinn was the increase in the Company's stock price and thus the grant date fair value of options granted in 2010 to 2011. Mr. Gandenberger was granted options to purchase 50,000 shares in both 2010 and 2011, while Mr. Zinn was granted options to purchase 200,000 shares in 2010 and 238,000 shares in 2011. The Company's stock price, and thus exercise price of the options, increased from $9.37 for the awards granted on February 25, 2010 to $14.31 for the awards granted on February 16, 2011. As calculated in accordance with the valuation methodology set forth in FASB ASC Topic 718, the increase in exercise prices significantly impacted the grant date fair valuation of the awards. The increase in value of Mr. Wallin's option awards from 2010 to 2011 was primarily due to an increase in the number of shares underlying options granted from 25,000 in 2010 to 75,000 in 2011. Mr. Wallin's 2010 annual award was significantly below the 50th percentile because the Compensation Committee took into consideration the value of his new hire option award in 2009, which was above the 50th percentile for an annual award. Mr. Wallin's 2011 award was at approximately the 50th percentile of the companies participating in the Radford surveys.
Messrs. Izadinia and Larson joined the Company in 2011. The size and mix of stock options and restricted stock units for their new hire equity grants were made in connection with arm's length negotiations that took into consideration the equity packages each of them had received at his prior employment. Based upon recommendations by the Company's Chief Executive Officer, the Compensation Committee determined the size and mix of the awards was necessary to attract these named executive officers to the Company.
The Compensation Committee approved grants to Messrs. Wallin and Gandenberger of 33,000 restricted stock units each on December 6, 2011 in order to reward them for superior performance and contributions to the Company's success in 2011, including successful tax management and effective cost control of the Company's financial, investor relations, information technology and human resources functions with respect to Mr. Wallin and successful management and effective cost control of the Company's planning and manufacturing operations with respect to Mr. Gandenberger. In determining the form and size of these grants, the Compensation Committee also considered (1) the retentive effect of these grants and desired internal parity in the context of the grants made to newly hired executives, including the grants made to Messrs. Izadinia and Larson described above, (2) the recommendation of the Company's Chief Executive Officer, who expressed these grants were necessary to deliver the intended reward and retention value to Messrs. Wallin and Gandenberger, and (3) their collective individual experiences with other companies in the industry.

September 13, 2012

Prior to 2011, the Company's Chief Executive Officer had not recommended and the Compensation Committee had not made restricted stock unit awards to named executive officers. Starting in 2011, the Company's Chief Executive Officer recommended and the Compensation Committee began granting restricted stock units to executives to improve the retention value of the Company's equity awards and provide more competitive compensation packages in light of general industry trends towards increased use of restricted stock and restricted stock unit awards for executives as borne out in the Radford survey data.
In accordance with the Staff's request, the Company will undertake to better disclose in future filings the various factors considered by the Compensation Committee in determining the size and type of equity awards to its named executive officers.

2.
Your disclosure on page 37 of your definitive proxy statement indicates that although you target total compensation at the median level of your Peer Group, actual target compensation and the actual amounts paid relative to target may be higher or lower than the median and targeted amounts. Please tell us, and revise future filings to disclose, where your NEOs' aggregate target compensation falls in relation to the median and where actual compensation paid is relative to the targeted amounts. Please ensure that your response and disclosure in future filings clearly explains any reasons underlying material differences in actual target compensation relative to the median and actual amounts paid relative to target. Please also tell us, and revise future filings to clarify, how you consider cash incentive compensation in making this determination and in allocating between cash and equity. Given that your annual incentive program does not appear to have a target amount, the maximum payment is limitless and that the “bonus pool” upon which payment is based could vary substantially, it is unclear how you consider this component of compensation in allocating between cash and equity and in targeting aggregate compensation.

The Peer Group comparisons for fiscal year 2011 are set forth below.

Named Executive Officer	Total Actual Compensation	Median Peer Group Total Compensation	Percentile
Raymond D. Zinn	$1,915,127	$2,208,980	36th
Clyde Raymond Wallin	1,051,161	912,799	64th
James G. Gandenberger	943,902	522,516	>90th
Mansour Izadinia	2,776,155	1,012,261	>90th
Bruce C. Larson	928,304	976,630	50th

September 13, 2012

In response to the Staff's comment, the Company respectfully advises the Staff that the Compensation Committee reviews the median total compensation paid at Peer Group companies relative to the total compensation paid by the Company to its named executive officers as a point of reference rather than as a strict target. The Compensation Committee manages each component of named executive compensation as outlined in our definitive proxy statement and response below and reviews Peer Group compensation to confirm the overall mix of named executive compensation is generally within the range of compensation paid by Peer Group companies for comparable positions or that significant deviations from the Peer Group range are deliberate.
In reviewing Peer Group total compensation information, the Compensation Committee deemphasizes equity award compensation because the disclosed value of equity awards is sensitive to stock price fluctuations and because the total value of equity awards is disclosed in a single year even though the benefits of such awards to recipients vest according to a variety of schedules covering several years. The Compensation Committee also considers the limited Peer Group company public compensation information for some positions which are not designated as named executive officers at those companies. For example, comparable information for Mr. Gandenberger's position is available from public filings of only three Peer Group companies.
For 2011, a majority of the Company's named executive officers' total compensation was in the form of equity awards which vest over four or five years. Messrs. Wallin's and Gandenberger's total compensation was above the median primarily due to the special restricted stock unit awards described in the Company's response to Comment 1 above. Mr. Izadinia's compensation was above the median primarily due to his initial new hire equity awards described in the Company's response to Comment 1 above. In the Compensation Committee's judgment, these grants were not inconsistent with market comparisons for new hires and good performance levels taking into account the vesting of these awards over the four or five years covered by the awards.
In determining total potential compensation and the mix between cash and equity compensation, the Compensation Committee considers each component separately.
Cash compensation
With respect to cash compensation, base salaries are determined at the time executives are hired or promoted to their positions, at which point the Compensation Committee references Peer Group and Radford survey data for similarly situated executives and the Chief Executive Officer's recommendation. The Compensation Committee may make adjustments to these initially determined salary amounts based on performance, changes to duties and functions, Peer Group information, Radford salary increase survey data and the Company's financial performance. In 2011, the Company's named executive officers did not receive increases in their base salaries, although Messrs. Izadinia's and Larson's initial base salaries were approved by the Compensation Committee based on arm's length negotiations, Peer Group and Radford survey data and the salary each of them had received at his prior employment.

September 13, 2012

The Compensation Committee considers Peer Group and Radford survey data in addition to the Company's financial projections when establishing the performance-based cash compensation potential for named executive officers at the beginning of the applicable year. The Compensation Committee also reviews Peer Group and Radford survey information following the end of the year and may exercise discretion in adjusting the amount of cash earned by named executive officers under the performance-based compensation program in light of that information. The Compensation Committee did not make any such adjustments in 2011.
Equity compensation
With respect to equity compensation, the Compensation Committee reviews Radford survey data for similarly situated executives in determining the size of the equity awards granted to the named executive officer as part of its annual long-term equity compensation program. The size of the grant approximates the median of the Radford survey data reviewed each year, although the Compensation Committee retains discretion to award or not award a grant based on the timing and size of an executive's initial new hire equity grant, or adjust the size of an annual grant based on the individual performance, changes in duties and responsibilities and the Chief Executive Officer's recommendation. The Compensation Committee may authorize special equity awards in situations such as those described for Messrs. Wallin and Gandenberger in the Company's response to Comment 1 above.
In accordance with the Staff's comments, the Company will undertake to better disclose in future filings the Compensation Committee process in evaluating and determining total compensation as well as the mix between cash and equity incentives.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff or change to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 13, 2012

Please address any additional comments to the undersigned via email or facsimile at (408) 474-1077. Please do not hesitate to contact me at (408) 474-3654 or the Company's General Counsel, Colin Sturt, at (408) 474-1236 if you have any questions.

Very truly yours,

/s/ Clyde R. Wallin
Clyde R. Wallin
Chief Financial Officer
Micrel, Incorporated

cc:	Raymond Zinn, President and Chief Executive Officer
Colin Sturt, General Counsel